UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S R E L E A S E

March 30, 2005

MINEFINDERS REPORTS ON 2004 FINANCIAL RESULTS AND OPERATIONS

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) reports on its financial results and operations for the year ended December 31, 2004. All dollar amounts in this news release are stated in U.S. currency.

2004 Financial Highlights

The Company’s financial position at December 31, 2004 remained very good, with $42.35 million in cash (2003 - $45.68 million) and net working capital of $41.76 million (2003 - $45 million). At present, the Company has 36,476,841 shares outstanding (39,916,841 shares, fully diluted).

The principal sources of funds in 2004 were the exercise of stock options for $1.25 million, interest of $1.0 million (2003 - $0.4 million) on the high cash balances brought forward from 2003, and the recovery of value added taxes of $0.9 million. In addition, the Company had a gain of $3.03 million (2003 - $2.56 million) arising from the increase in value of the Canadian dollar, in which the Company holds almost all of its funds, against the U.S. dollar.

The Company recorded a net loss for 2004 of $2.8 million ($0.08 per share), compared with $3.9 million ($0.12 per share) for 2003. The net loss reflects higher administration and stock option compensation costs in 2004; however, these increases were more than offset by a reduced write-off of mineral properties and exploration costs (2004 - $0.339 million; 2003 - $1.055 million) and by higher interest income earned on cash balances (2004 - $1.003 million; 2003-$0.398 million).

After deducting non-cash stock option compensation costs of $1.376 million in 2004 and $1.148 million in 2003, administrative costs increased from $1.826 million in 2003 to $2.025 million in 2004, as the Company expanded operations and positioned itself to move from exploration into development and production at the Dolores gold / silver project.

Net expenditures on mineral properties increased during 2004 to $6.221 million, from $5.713 million in 2003 and $2.968 million in 2002. These amounts exclude stock option compensation expense that was charged to “Deferred Exploration Costs”, and an adjustment for differences in currency exchange rates.

This summary of financial highlights should be read in conjunction with the Company’s 2004 audited financial statements and management’s discussion and analysis thereof, which will be available for review on-line at www.sedar.com.

Reporting Currency

Effective January 1, 2004, the Company changed its reporting currency from the Canadian dollar to the United States dollar. Numbers contained in this News Release are presented as if this policy has been in place for all relevant periods, using U.S. dollars. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Change in Accounting Policy

Effective January 1, 2004, the Company adopted new Canadian accounting standards for stock option expense, and adjusted previously published numbers to include the effects of this change in the comparative numbers for previous years.

Summary of 2004 Activities and Development

The Company continued to focus its activities in 2004 on its Dolores gold / silver project, located in Chihuahua, Mexico. Of total expenditures in 2004, 74% was incurred on the Dolores project, 14% on properties in Northern Sonora, and 12% on properties in U.S.A. During the year, the Company conducted an extensive in-fill drilling program at Dolores to elevate “Inferred” resources to the “Measured and Indicated” category and directed a comprehensive feasibility study to bring the project to a production decision in 2005. A total of 137,070 meters of drilling have been completed at Dolores as at December 31, 2004.

An audited mineral resource estimate for Dolores was completed in November 2004 (see News Release dated December 6, 2004) by the independent consulting firm of Roscoe Postle Associates Inc. (“RPA”). Using a cutoff grade of 0.3 grams of gold per tonne gold-equivalent, the total measured and indicated resource was 101 million tonnes, containing 2.647 million ounces of gold and 128.179 million ounces of silver. Resource estimates were prepared in compliance with the requirements of Canadian National Instrument 43-101 (the RPA report is available at www.sedar.com). The Dolores feasibility study will determine what portion of this resource can be economically mined and support the Company’s financing of the development to production of the project. Other significant milestones in 2004 included receipt of the final metallurgical reports from SGS Lakefield Research Limited and McClelland Laboratories and the pit slope design study by Golder Associates.

The Dolores feasibility study has taken longer than anticipated as a result of work loads experienced by the independent engineering consultants working on it and the expansion of its scope to include a mill and flotation circuit as a possible addition to a heap-leach configuration. This expansion necessitated extensive additional engineering and metallurgical test work.

After evaluating various alternatives, the feasibility study is now being finalized on the basis of a large-scale (~25,000 tonnes per day) conventional open pit, heap leach operation and is expected to be completed within the next 60 days. Upon receipt of a positive recommendation from the feasibility study, and securing such debt, or debt and equity, financing as is necessary, the Company expects to begin equipment and material procurement, project management and construction later this year.

During 2004, the Company also conducted drilling and field work on its northern Sonora, Mexico project, at a cost of $1.25 million, and on its Clear and Dottie projects in Nevada, at a cost of $0.826 million. Initial results from the northern Sonora exploration show encouraging potential for significant silver and base-metal deposits on the Planchas de Plata and Real Viejo prospects. Program results continue to be evaluated, with follow-up work and significant exploration expenditures planned for 2005.

Minefinders welcomes shareholders to its annual general meeting, to be held on June 16, 2005 at 2:00 p.m. at the Vancouver Marriott Pinnacle Hotel, 1128 West Hastings Street, Vancouver.

The Company will host a conference call tomorrow, March 31, 2005, at 9:00 a.m. (PST) to discuss its financial and operating results for 2004. Participants may access the Minefinders conference call by dialing 1 (800) 769-8320 (North America), (800) 4222-8835 (International) and (416) 695-9753 for the Toronto area. When calling please request access to the “Minefinders Corporation Ltd., 2004 Year-End Results” conference call with reservation number T558181M. A replay of the conference call will be available until April 9, 2005 by dialing (416) 695-5797 or 1 (877) 244-9049 pin number 8181.

Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, has overall responsibility for Minefinders’ mineral exploration programs and supervised the preparation of the technical information in this news release.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

All resource estimates referred to in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company’s mineral resources, the timing of the further exploration and development of its exploration projects, and the timing of the completion and release of the feasibility study on its Dolores project are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Minefinders Corporation Ltd. (the “Company”)

2288 - 1177 West Hastings Street

Vancouver, BC V6E 2K3

Item 2.	Date of Material Change

March 30, 2005

Item 3.	News Release

The News Release dated March 30, 2005 was disseminated via CCN Matthews.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company reported on its financial results and operations for the year ended December 31, 2004.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Mark H. Bailey

President and Chief Executive Officer

604.687.6263

Item 9.	Date of Report

Dated at Vancouver, BC, this 30th day of March, 2005.

SCHEDULE “A”

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S R E L E A S E

March 30, 2005

MINEFINDERS REPORTS ON 2004 FINANCIAL RESULTS AND OPERATIONS

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) reports on its financial results and operations for the year ended December 31, 2004. All dollar amounts in this news release are stated in U.S. currency.

2004 Financial Highlights

The Company’s financial position at December 31, 2004 remained very good, with $42.35 million in cash (2003 - $45.68 million) and net working capital of $41.76 million (2003 - $45 million). At present, the Company has 36,476,841 shares outstanding (39,916,841 shares, fully diluted).

The principal sources of funds in 2004 were the exercise of stock options for $1.25 million, interest of $1.0 million (2003 - $0.4 million) on the high cash balances brought forward from 2003, and the recovery of value added taxes of $0.9 million. In addition, the Company had a gain of $3.03 million (2003 - $2.56 million) arising from the increase in value of the Canadian dollar, in which the Company holds almost all of its funds, against the U.S. dollar.

The Company recorded a net loss for 2004 of $2.8 million ($0.08 per share), compared with $3.9 million ($0.12 per share) for 2003. The net loss reflects higher administration and stock option compensation costs in 2004; however, these increases were more than offset by a reduced write-off of mineral properties and exploration costs (2004 - $0.339 million; 2003 - $1.055 million) and by higher interest income earned on cash balances (2004 - $1.003 million; 2003-$0.398 million).

After deducting non-cash stock option compensation costs of $1.376 million in 2004 and $1.148 million in 2003, administrative costs increased from $1.826 million in 2003 to $2.025 million in 2004, as the Company expanded operations and positioned itself to move from exploration into development and production at the Dolores gold / silver project.

Net expenditures on mineral properties increased during 2004 to $6.221 million, from $5.713 million in 2003 and $2.968 million in 2002. These amounts exclude stock option compensation expense that was charged to “Deferred Exploration Costs”, and an adjustment for differences in currency exchange rates.

This summary of financial highlights should be read in conjunction with the Company’s 2004 audited financial statements and management’s discussion and analysis thereof, which will be available for review on-line at www.sedar.com.

Reporting Currency

Effective January 1, 2004, the Company changed its reporting currency from the Canadian dollar to the United States dollar. Numbers contained in this News Release are presented as if this policy has been in place for all relevant periods, using U.S. dollars. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Change in Accounting Policy

Effective January 1, 2004, the Company adopted new Canadian accounting standards for stock option expense, and adjusted previously published numbers to include the effects of this change in the comparative numbers for previous years.

Summary of 2004 Activities and Development

The Company continued to focus its activities in 2004 on its Dolores gold / silver project, located in Chihuahua, Mexico. Of total expenditures in 2004, 74% was incurred on the Dolores project, 14% on properties in Northern Sonora, and 12% on properties in U.S.A. During the year, the Company conducted an extensive in-fill drilling program at Dolores to elevate “Inferred” resources to the “Measured and Indicated” category and directed a comprehensive feasibility study to bring the project to a production decision in 2005. A total of 137,070 meters of drilling have been completed at Dolores as at December 31, 2004.

An audited mineral resource estimate for Dolores was completed in November 2004 (see News Release dated December 6, 2004) by the independent consulting firm of Roscoe Postle Associates Inc. (“RPA”). Using a cutoff grade of 0.3 grams of gold per tonne gold-equivalent, the total measured and indicated resource was 101 million tonnes, containing 2.647 million ounces of gold and 128.179 million ounces of silver. Resource estimates were prepared in compliance with the requirements of Canadian National Instrument 43-101 (the RPA report is available at www.sedar.com). The Dolores feasibility study will determine what portion of this resource can be economically mined and support the Company’s financing of the development to production of the project. Other significant milestones in 2004 included receipt of the final metallurgical reports from SGS Lakefield Research Limited and McClelland Laboratories and the pit slope design study by Golder Associates.

The Dolores feasibility study has taken longer than anticipated as a result of work loads experienced by the independent engineering consultants working on it and the expansion of its scope to include a mill and flotation circuit as a possible addition to a heap-leach configuration. This expansion necessitated extensive additional engineering and metallurgical test work.

After evaluating various alternatives, the feasibility study is now being finalized on the basis of a large-scale (~25,000 tonnes per day) conventional open pit, heap leach operation and is expected to be completed within the next 60 days. Upon receipt of a positive recommendation from the feasibility study, and securing such debt, or debt and equity, financing as is necessary, the Company expects to begin equipment and material procurement, project management and construction later this year.

During 2004, the Company also conducted drilling and field work on its northern Sonora, Mexico project, at a cost of $1.25 million, and on its Clear and Dottie projects in Nevada, at a cost of $0.826 million. Initial results from the northern Sonora exploration show encouraging potential for significant silver and base-metal deposits on the Planchas de Plata and Real Viejo prospects. Program results continue to be evaluated, with follow-up work and significant exploration expenditures planned for 2005.

Minefinders welcomes shareholders to its annual general meeting, to be held on June 16, 2005 at 2:00 p.m. at the Vancouver Marriott Pinnacle Hotel, 1128 West Hastings Street, Vancouver.

The Company will host a conference call tomorrow, March 31, 2005, at 9:00 a.m. (PST) to discuss its financial and operating results for 2004. Participants may access the Minefinders conference call by dialing 1 (800) 769-8320 (North America), (800) 4222-8835 (International) and (416) 695-9753 for the Toronto area. When calling please request access to the “Minefinders Corporation Ltd., 2004 Year-End Results” conference call with reservation number T558181M. A replay of the conference call will be available until April 9, 2005 by dialing (416) 695-5797 or 1 (877) 244-9049 pin number 8181.

Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, has overall responsibility for Minefinders’ mineral exploration programs and supervised the preparation of the technical information in this news release.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

All resource estimates referred to in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company’s mineral resources, the timing of the further exploration and development of its exploration projects, and the timing of the completion and release of the feasibility study on its Dolores project are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD.

(Registrant)

Date	March 30, 2005
By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director